082-00137

POWER
CORPORATION
OF CANADA

751 VICTORIA SQUARE, MONTRÉAL, QUÉBEC, CANADA H2Y 2J3 TELEPHONE (514) 286-7400 TELECOPIER (514) 286-7424

NEWS RELEASE

07021441

SEC MAIL RECEIVED PROCESSING FEB 28 2007 WASH. D.C. 186 SECTION

SUPPL

FOR IMMEDIATE RELEASE

DIVIDENDS - PREFERRED AND PARTICIPATING SHARES

Montréal, February 21, 2007 -- Power Corporation of Canada today announces the declaration of quarterly dividends on its shares.

A dividend was declared on its First Preferred Shares, 1986 Series, payable April 15, 2007 to shareholders of record March 23, 2007 in an amount per share to be determined in accordance with the Articles of Continuance of the Corporation.

A dividend of 35 cents per share was declared on the First Preferred Shares, Series A, payable April 15, 2007 to shareholders of record March 23, 2007.

A dividend of 33.4375 cents per share was declared on the First Preferred Shares, Series B, payable April 15, 2007 to shareholders of record March 23, 2007.

A dividend of 36.25 cents per share was declared on the First Preferred Shares, Series C, payable April 15, 2007 to shareholders of record March 23, 2007.

A dividend of 31.25 cents per share was declared on the First Preferred Shares, Series D, payable April 15, 2007 to shareholders of record March 23, 2007.

A dividend of 19.75 cents per share was declared on the Participating Preferred and on the Subordinate Voting Shares, payable March 30, 2007 to shareholders of record March 9, 2007.

PROCESSED
MAR 06 2007
THOMSON
FINANCIAL

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Financial results for the year 2006 will be announced following the forthcoming regularly scheduled meeting of the Board of Directors on March 21, 2007.

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For further information contact: Mr. Edward Johnson
Senior Vice-President, General Counsel
and Secretary
(514) 286-7400

END